Exhibit 15.1

ACCOUNTANT’S ACKNOWLEDGEMENT

We acknowledge the inclusion in this Registration Statement of our report dated September 11, 2026, relating to the review of the unaudited interim combined financial statements of Three Rivers Royalty II, LLC and Cypress Mineral Partners, LLC as of June 30, 2026 and for the six-month periods ended June 30, 2026 and 2025.

/s/ Plante & Moran, PLLC

Denver, Colorado

October 16, 2026